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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PAINTER, SMITH, AND AMBERG, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 CALIFORNIA STREET, STE. 220

(No. and Street)

REDLANDS	CA	92374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Painter — 909 557-2800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP

(Name – *if individual, state last, first, middle name*)

601 West Riverside Avenue, Suite 1800	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, Charles E. Painter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PAINTER, SMITH, AND AMBERG, INC., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached Acknowledgement or Jurat Certificate

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 20 19,
by *Date* *Month* *Year*
(1) Charles Edward Painter II
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KALLIE RAWSON
Commission # 2117215
Notary Public - California
San Bernardino County
My Comm. Expires Jun 26, 2019

Signature Kallie Rawson
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

Painter, Smith, and Amberg Inc.

Financial Statements
and
Supplemental Information
with
Report of Independent Registered
Public Accounting Firm

December 31, 2018

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Painter, Smith and Amberg Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Painter, Smith and Amberg Inc. (Company) as of December 31, 2018, the related statements of operations, stockholders' equity, and cash flows for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 25, 2019

We have served as the Company's auditor since 2015.

Painter, Smith, and Amberg Inc.

Statement of Financial Condition

December 31, 2018

ASSETS	
Cash	$ 166,204
Deposits with clearing organization	100,551
Receivables from broker-dealers and clearing organizations	8,035
Marketable securities	375,653
Equipment and leasehold improvements, net	57,119
Other assets	11,711
Deferred income taxes	2,850
Total assets	$ 722,123
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 75,271
Total liabilities	75,271
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	627,080
Total stockholders' equity	646,852
Total liabilities and stockholders' equity	$ 722,123

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Operations

Year Ended December 31, 2018

Revenues	
Investment advisory fees	$ 1,228,175
Commissions	772,940
Interest and dividends	14,786
	2,015,901
Expenses	
Employee compensation and benefits	1,135,856
Brokerage, exchange and clearance fees	336,451
Occupancy	198,204
Other expenses	70,915
Professional fees	61,388
Quotation fees	53,991
Regulation fees	31,329
Insurance	24,504
Communications and data processing	22,706
	1,935,344
Income before income taxes	80,557
Income tax expense	22,908
Net income	$ 57,649

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Stockholders' Equity

Year Ended December 31, 2018

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2017	528	$ 19,772	$ 569,431	$ 589,203
Net income	–	–	57,649	57,649
Balance, December 31, 2018	528	$ 19,772	$ 627,080	$ 646,852

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 57,649
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	20,891
Deferred income tax benefit	(643)
Change in operating assets	
Decrease in deposits with clearing organizations	1,808
Decrease in receivables from broker-dealers and clearing organizations	6,958
Increase in accounts payable and accrued expenses	4,606
Net cash provided by operating activities	91,269
Cash flows from investing activities	
Purchases of equipment	(15,294)
Marketable securities, net	299
Net cash used in investing activities	(14,995)
Net increase in cash	76,274
Cash	
Balance at December 31, 2017	89,930
Balance at December 31, 2018	$ 166,204
Cash paid for:	
Income taxes	$ 10,394

See accompanying notes to financial statements.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Amberg Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Subsequent Events

Management has considered events occurring through February 25, 2019 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date.

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

Deposit with Clearing Organization

The Company is required to maintain a minimum balance of $100,000 with the clearing organization used for customer transactions.

Receivables from Broker-Dealers and Clearing Organizations

The Company records its receivable from broker-dealers and the clearing organization when revenue is earned that is to be received from this organization.

Marketable Securities Available for Sale

Marketable securities consist of short-term US Treasury Bills and the cost of the marketable securities approximates fair value. The Company has determined that the marketable securities are classifed as available for sale and realized gains and losses are recorded at the trade date using the specific identification method. The Company's securities are traded in active markets and are classified as level 1 investments in the fair value hierarchy.

2. Summary of Significant Accounting Policies (Continued)

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from three to seven years for equipment and up to thirty-nine years for leasehold improvements. Additions and major improvements are capitalized, while expenditures for maintenance, repairs, and minor improvements are expensed as incurred.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)* and the associated ASU's (collectively Topic 606), which is the new comprehensive revenue recognition standard that supersedes the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry specific guidance. The core principle of Topic 606 is that a company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled to receive in exchange for those goods or services. To determine revenue recognition for the arrangements that the Company determines are within the scope of Topic 606, the Company performs the following five steps: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company elected to adopt the new revenue recognition standard using the retrospective transition method for all contracts not completed as of the date of adoption. The adoption of the new revenue recognition standard did not have a material impact on the Company's financial statements, as the new revenue recognition standard did not change the timing of revenue recognition. The most significant impact of the new revenue recognition standard was the modification and expansion of the Company's disclosures related to revenues.

The Company's revenue from contracts with customers includes investment advisory fees, brokerage commissions, and distribution revenues for 12b-1 fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Investment Advisory Fees: The Company provides investment advisory services on a daily basis. Each investment advisory contract between the Company and a customer creates a distinct, separately identifiable performance obligation for each day the customer's assets are managed as the customer can benefit from each day of service. In accordance with Topic 606, a series of distinct goods and services that are substantially the same and have the same pattern of transfer to the customer are treated as a single performance obligation. Accordingly, the Company has determined that investment advisory services are performed over time and entitle the Company to variable consideration, which is earned based upon the value of the customer's assets under management. Investment advisory fees are based on a percentage applied to the customer's assets under management as of the beginning of each quarter, which is when the components of the investment advisory fees are no longer variable and the value of the consideration is determined. Investment advisory fees are received monthly and are recognized as revenue at that time, as the investment advisory fees specifically relate to the services provided in that month, which are distinct from the services provided in other months.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Brokerage Commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Brokerage commissions for trade execution services and related expenses are recorded on the trade-date basis, which is the date that the Company fills the trade order by finding and contracting with a counterparty and the Company confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or transferred from the customer. Generally, the brokerage commissions are determined for each trade based upon the number of shares traded and the total value of the buy or sell transaction.

Distribution Revenues for 12b-1 Fees: The Company acts as a distributor and/or placement agent of various mutual funds and receives distribution services fees from certain of those funds as partial reimbursement of the distribution expenses the Company incurs. Most open-end US mutual funds have adopted a plan under Rule 12b-1 of the Investment Company Act that allows the fund to pay, out of the assets of the fund, distribution and service fees for the distribution and sale of its shares (Rule 12b-1 fees). The open-end US funds have agreements with the Company and the Company has selling and distribution agreements with its broker-dealer whereby the Company pays brokerage, exchange, and clearance fees to the broker-dealer. The Company believes that the performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. The Company is entitled to variable consideration for the distribution revenues for Rule 12b-1fees that is dependent upon the amount of average balance of assets held in the various mutual funds over the entire month or quarter, as stated in the various agreements. At the end of the respective month or quarter for each agreement, the components of the distribution revenues for Rule 12b-1 fees are no longer variable and the value of the consideration is determined. Distribution revenues for Rule 12b-1 fees are received monthly or quarterly for each agreement and are recognized as revenue at that time, as the distribution revenues for Rule 12b-1 fees specifically relate to the services provided in that month or quarter, which are distinct from the services provided in other months or quarters. These services are separate and distinct from other asset management services as the customer can benefit from these services independently of other services. The Company accrues the corresponding Rule 12b-1 fees paid to the broker-dealer monthly as the expense is incurred. The Company is acting in a principal capacity in these transactions and records the related revenues and expenses on a gross basis.

Non-Contractual Revenues: The Company records interest and dividends on the accrual basis.

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The amendments in this update require lessees, among other things, to recognize lease assets and lease liabilities on the statement of financial condition for those leases classified as operating leases under previous authoritative guidance. This update also introduces new disclosure requirements for leasing arrangements. ASU 2016-02 is effective for financial statements issued for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company has hired an independent accounting firm to assist them with the evaluation of their leases. Although an estimate of the impact of the new leasing standard has not yet been determined, the Company expects a right to use asset and related lease liability to be on the statement of financial condition that are accounted for under current operating lease guidance.

3. Marketable Securities

Marketable securities consisted of the following as of December 31, 2018:

Obligations of United States government	$ 374,151
Money market funds	1,502
	$ 375,653

4. Equipment and Leasehold Improvements

The following is a summary of equipment and leasehold improvements as of December 31, 2018:

Equipment	$ 214,863
Leasehold improvements	38,005
	252,868
Less accumulated depreciation and amortization	(195,749)
	$ 57,119

Painter, Smith, and Amberg Inc.

Notes to Financial Statements

5. Revenues

The adoption of Topic 606 had no significant impact on revenue recognition, as Topic 606 did not change the timing of revenue recognition. See Note 2 for descriptions of revenues presented in the table below. Revenue by major source consisted of the following for the year ended December 31, 2018:

Subject to contracts with customers:	
Investment advisory fees	$ 1,228,175
Brokerage commissions	622,970
Distribution revenues for 12b-1 fees	149,970
Total subject to contracts with customers	2,001,115
Not subject to contracts with customers:	
Interest and dividends	14,786
	$ 2,015,901

6. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company contributed $65,000 to the plan for the year ended December 31, 2018.

7. Income Taxes

Income tax expense consisted of the following components at December 31, 2018:

	Federal	State	Total
Current expense	$ 16,937	$ 6,614	$ 23,551
Deferred expense (benefit)	(1,266)	623	(643)
	$ 15,671	$ 7,237	$ 22,908

The provision for income taxes differs from the amount which would be computed by applying the federal statutory income tax rate to pretax accounting income because of the inclusion of state income taxes and the effect of certain expenses which are not deductible for income tax purposes.

Deferred income taxes are attributable to temporary differences in reporting certain items of income and expense for financial statement and income tax purposes. These differences are primarily related to depreciation and rent expense. In considering the possible realization of deferred income tax assets, the Company considers various sources of future taxable income and the reversal of temporary differences associated with deferred tax liabilities.

7. Income Taxes *(Continued)*

The Company's total deferred income tax assets and liabilities were as follows at December 31, 2018:

Total deferred income tax assets	$ 11,768
Total deferred income tax liabilities	(8,918)
Net deferred income tax assets	$ 2,850

The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2015 and later years and for California taxes for 2014 and later years.

8. Lease Commitments

The Company leases its office facilities under a noncancellable agreement which expires in 2022. Lease expense for all operating leases for the year ended December 31, 2018 totaled $146,241. The annual future minimum lease payments at December 31, 2018 are as follows:

2019	$ 128,772
2020	132,888
2021	137,004
2022	141,120
	$ 539,784

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $575,142, which was $325,142 in excess of its minimum required net capital of $250,000. The ratio of the Company's aggregate indebtedness to its net capital is .13.

Supplemental Information

Painter, Smith, and Amberg Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Net capital	
Total stockholders' equity	$ 646,852
Deduction of stockholders' equity not allowable for net capital	–
Total stockholders' equity qualified for net capital	646,852
Deductions and/or charges:	
Equipment and leasehold improvements, net	(57,119)
Other assets and deferred income taxes	(14,561)
Net capital before haircut on securities	575,172
Less haircuts on securities:	
Money market funds	30
Net capital	$ 575,142
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 75,271
Total aggregate indebtedness	$ 75,271
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 325,142
Net capital less greater of 10 percent of aggregate indebtedness or 120 percent of minimum net capital required	$ 275,142
Ratio: Aggregate indebtedness to net capital	0.13
Reconciliation to net capital in Part II of Form X-17A-5	
Net capital, as reported in Company's Part II FOCUS report	$ 575,142

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Painter, Smith and Amberg Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Painter, Smith and Amberg Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Painter, Smith and Amberg Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions), and (2) Painter, Smith and Amberg Inc. stated that Painter, Smith and Amberg Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Painter, Smith and Amberg Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Painter, Smith and Amberg Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
February 25, 2019

Painter, Smith and Amberg Inc. *A FULL SERVICE BROKERAGE FIRM* v19-02

1200 CALIFORNIA STREET, SUITE 220
REDLANDS, CALIFORNIA 92374
909 557-2800 800 888-7551 FAX 909 557-1778

Members:
Financial Industry Regulatory Authority

Securities Investor Protection Corporation

Municipal Securities Rulemaking Board

February 25, 2019

Moss Adams LLP
999 Third Avenue, Suite 2800
Seattle, WA 98104-4019

In connection with your review of Painter, Smith, and Amberg Inc. (the "Company") claim of exemption from Rule 15c3-3 (the "Customer Protection Rule") of the Securities Exchange Act of 1934 as of December 31, 2018 and during the period from January 1, 2018 through December 31, 2018, we represent to the best of our knowledge and belief the following to you:

1. We are responsible for complying with the exemption provisions of the Customer Protection Rule as of December 31, 2018 and during the period from January 1, 2018 through December 31, 2018.
2. We have performed an evaluation of the Company's compliance with the exemption provisions of the Customer Protection Rule. Based on this evaluation, the Company met the exemption provisions of the Customer Protection Rule under Paragraph (k)(2)(ii) as of December 31, 2018 and during the period from January 1, 2018 through December 31, 2018.
3. We have made available to you all records and other information relevant to our assertion of exemption from the Customer Protection Rule, including all known matters contradicting the assertion, and all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors, concerning possible exceptions to the exemption provisions, received through the date of this letter.
4. There are no events or other factors that might significantly affect our compliance with the identified exemption provisions from January 1, 2018 through December 31, 2018 and through the date of this letter.

Sincerely,
Painter, Smith, and Amberg Inc.

Charles Painter, President

David Smith, Principal

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Painter, Smith and Amberg Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Painter, Smith and Amberg Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting rounding difference of $1.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting the following differences:

    - Line 2c (1) – Understated by $7,212
    - Line 2c (3) – Understated by $90

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 25, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2750********************MIXED AADC 220
27305 FINRA DEC
PAINTER SMITH AND AMBERG INC
1200 CALIFORNIA ST STE 220
REDLANDS, CA 92374-2948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles E. Painter
(909) 557-2800

2. A.	General Assessment (item 2e from page 2)	$ 2020.00
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 3, 2018 (Date Paid)	($1012.00)
C.	Less prior overpayment applied	(-0-)
D.	Assessment balance due or (overpayment)	$1008.00
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ $1008.00

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1008.00

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Painter, Smith, and Amberg, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of January, 20 19.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,015,902.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 326,687.00
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 336,361.00
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	$ 6,335.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	$ 669,383.00
2d. SIPC Net Operating Revenues	$ $1,346,519.00
2e. General Assessment @ .0015	$ $ 2020.00
	(to page 1, line 2.A.)

EXHIBIT 1

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JANUARY 1, 2018 TO DECEMBER 31, 2018

Date Paid	Amount
July 3, 2018	$1012.00
January 4, 2019	$1008.00
Total Payments	$2020.00
General Assessment per SIPC 7	$2020.00